SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act
of 1934

Date of Report
(Date of earliest event reported):   January 10, 2005

SAN DIEGO GAS & ELECTRIC COMPANY

(Exact name of registrant as specified in its charter)

CALIFORNIA	1-3779	95-1184800
(State of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.

8330 CENTURY PARK COURT, SAN DIEGO, CA	92123
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   (619) 696-2000

(Former name or former address, if changed since last report.)

FORM 8-K

ITEM 8.01 OTHER EVENTS

The following information supplements the information contained in the company's Annual Report on Form 10-K for the year ended December 31, 2003 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2004 filed with the Securities and Exchange Commission.

The California energy crisis of 2000 and 200l has generated numerous lawsuits, governmental investigations and regulatory proceedings involving many energy companies. Sempra Energy and its California utility subsidiaries, Southern California Gas Company (SoCalGas) and San Diego Gas & Electric Company (SDG&E), and other Sempra Energy subsidiaries are participants in several of these actions.

As previously reported, Sempra Energy, SoCalGas and SDG&E are the remaining defendants in class-action and individual antitrust and unfair competition lawsuits alleging that they, together with El Paso Natural Gas Company and it affiliates, unlawfully sought to control natural gas and electricity markets. These cases were filed in 2000 and at various times thereafter and have been consolidated in San Diego Superior Court.

In December 2003, the Superior Court approved a settlement of claims against El Paso Natural Gas and several of its affiliates in these cases and in other California energy crisis related matters. The El Paso settlement of approximately $1.6 billion included additional claims against El Paso that are unrelated to the claims made against Sempra Energy and its California utilities. The claims against Sempra Energy, SoCalGas and SDG&E have not been settled and continue to be litigated. The class action plaintiffs have asserted that they could recover as much as $24 billion from the Sempra Energy and its California utilities if the claims are upheld at trial.

Also as previously reported, in September 2004 the San Diego Superior Court in these cases denied motions by Sempra Energy and its California utilities for summary judgments in their favor. Sempra Energy, SoCalGas and SDG&E have applied for review by the California Supreme Court of the denial of summary judgment on the claims against them following a denial of review by the California Court of Appeal. The Court of Appeal has yet to act upon Sempra Energy's separate application for review of the denial of its summary judgment motion to be dismissed from the cases. Interim review by a California appellate court prior to a Superior Court final judgment on the merits of a case is entirely within the discretion of the court. Neither the denials of summary judgment by the Superior Court nor the denial of review by the Court of Appeal constitutes a final judgment on the merits, and any Superior Court final judgment on the merits would be subject to appeal and non-discretionary review by the Court of Appeal.

These cases have been transferred to a new Superior Court trial judge to replace the previous judge, who retired at year-end. On January 10, 2005, the newly assigned judge held a status conference regarding the cases. The judge set an initial trial call date for June 3, 2005, after which he will address what issues will be decided by a jury, the scope and sequence of the several class actions and when a jury will be impaneled.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

San Diego Gas & Electric Company

Date: January 10, 2005   By: /s/ S.D. Davis

                                        S.D. Davis
                                        Sr. Vice President-External Relations
                                        and Chief Financial Officer